Exhibit 99.3
COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Peak at Vinings Mountain
100 Pinehurst Drive
Atlanta, GA 30339

March 14, 2011
Mr. Trent Johnson
Vice President
Fox Partners II LLC
4582 S. Ulster St., Suite 1100
Denver, CO 80237
Re:	Appraisal of Peak at Vinings Mountain
100 Pinehurst Drive
Atlanta, Georgia 30339
Dear Mr. Johnson:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as authorized by our February 11, 2011 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of March 8, 2011, the date the property was inspected by the appraiser. The report has been prepared for Fox Partners II LLC for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 20.0-acre site improved with a 280-unit garden-style apartment complex containing 272,390 square feet of rentable area. Additional site improvements include a clubhouse, swimming pool with surrounding patio/deck areas, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Peak at Vinings Mountain, is classified as a Class A apartment community by local market standards. The property, originally developed in 1981, was extensively renovated in 2009, is operating at stabilized occupancy and is in good physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of March 8, 2011, is:
TWENTY-NINE MILLION SIX HUNDRED THOUSAND DOLLARS
($29,600,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Trent Johnson	March 14, 2011
Fox Partners II LLC	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS LLC
By:	Steven J. Goldberg, MAI, CCIM
Managing Partner

Peak at Vinings Mountain	March 14, 2011
Atlanta, Georgia	Page i
TABLE OF CONTENTS

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	1
Property Identification	2
Sales History	2
Purpose and Scope of the Appraisal	2
Definition of Value	3
Property Rights Appraised	3
Intended Use and User of the Appraisal and Reporting	3
Exposure and Marketing Periods	4

PRESENTATION OF DATA
Regional and Area Analysis	6
Neighborhood Analysis	11
Site Analysis	13
Improvement Analysis	16
Zoning Analysis	21
Real Estate Assessments and Taxes	22

MARKET ANALYSIS
Apartment Market Analysis	24
Market Rent Analysis	26

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	35
Valuation Process	37
Income Capitalization Approach	39
Sales Comparison Approach	47
Reconciliation and Final Value Conclusion	54

ADDENDA
Additional Subject Property Photographs
Improved Sales Photographs
Appraiser Qualifications
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CERTIFICATE OF APPRAISAL
I, Steven J. Goldberg, MAI, CCIM, certify that to the best of my knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
I have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
I made a personal inspection of the property that is the subject of this appraisal on March 8, 2011.
Jackson Aills assisted in the preparation of this report by collecting and confirming market and factual data.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
I have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
I have not appraised or provided other services relative to the subject property in the past three years.
As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Georgia as a General Real Estate Appraiser (Certification No. 3345).
COGENT REALTY ADVISORS LLC
By:	Steven J. Goldberg, MAI, CCIM
Managing Partner
COGENT Realty Advisors, LLC

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BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
COGENT Realty Advisors, LLC

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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Interior view of typical unit
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REGIONAL MAP
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NEIGHBORHOOD MAP
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Peak at Vinings Mountain	March 14, 2011
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SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	March 8, 2011

Date of Inspection	March 8, 2011

Property Name	Peak at Vinings Mountain

Property Address	100 Pinehurst Drive
Atlanta, Georgia 30339

Property Location	South side of Mt. Wilkinson Parkway, in an unincorporated area of the City of Atlanta, Georgia.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of March 8, 2011, free and clear of mortgage financing. The appraisal was prepared for Fox Partners II LLC to provide a valuation of the property for client’s use in asset evaluation and financial reporting purposes.

Site Size	Irregular shaped site that contains a total of 20.0± acres

Zoning	RM-12 (Residential Multifamily)

Improvements	The subject is a 280-unit gated garden apartment complex completed in 1981 with fourteen apartment buildings. Other improvements include a clubhouse, swimming pool with surrounding patio/deck areas, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The property is operating at stabilized occupancy and is in good physical

Tax Identification	17091000060 (Cobb County Assessor’s Office)

2010 Assessed Value	$7,227,720 (Taxable Value)

Highest and Best Use
As If Vacant	Eventual multifamily development
As Improved	Continued use of the existing improvements

VALUATION INDICATIONS

Income Capitalization	$29,600,000

Sales Comparison	$29,400,000

Cost Approach	N/A

APPRAISED VALUE	$29,600,000
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PREMISES OF THE APPRAISAL

Identification	The subject property consists of a 20.0±-acre site improved with a 280-unit apartment complex known as Peak at Vinings Mountain. According to Cobb County, the physical address of the property is 100 Woodridge Drive, Atlanta, Cobb County, Georgia. It is noted that subject operates under the address of 100 Pinehurst Drive, the address shared with the sister properties, The Lakeside and The Views. The subject is located in an unincorporated town in Cobb County, just across the Chattahoochee River from Atlanta Georgia.

The subject property is identified by the Cobb County Property Appraiser as Tax Parcel Number 17091000060.

Sales History of the Subject Property	According to public records, ownership of the subject property is vested in Peak at Vinings LLC. According to public records, a transfer of ownership from Century Properties Fund XIX to Peak at Vinings LLC occurred on October 27, 2009. Cobb County tax records report a “Sales Price” of $20,325,000. According to Danielle McClure with AIMCO, the property was dropped down into a lower tier (partnership) as part of refinancing and that the $20,325,000 transfer price was the value from the appraisal ordered by the lender.

The above described transfer is not arms length and we are not aware of any arms length transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:
1.	Inspected the subject property and its environs.

2.	Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3.	Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4.	Investigated lease and sale transactions involving comparable properties in the influencing market.
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5.	Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6.	Utilized appropriate appraisal methodology to derive estimates of value.

7.	Reconciled the estimates of value into a single value conclusion.

Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

“The most probable price that a property should bring in a competitive and open market under all conditions requisite to a fair sales, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:
1	Buyer and seller are typically motivated;

2	Both parties are well informed or well advised, and acting in what they consider their best interests;

3	A reasonable time is allowed for exposure in the open market;

4.	Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5.	The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is Fox Partners II LLC, the general partner of the entity that owns the subject property. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as
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the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

• The time a property remains on the market.

•    The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties. Although marketing times increased over the past couple of years as a result of economic conditions, market fundamentals for apartment properties and overall economic conditions have begun to improve over the past few quarters resulting in an increase in investor demand, transaction activity and resulting decline in marketing times for most types of good quality commercial real estate investments.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the PwC (Pricewaterhouse-Coopers) Real Estate Investor Survey (formerly Korpacz Real Estate Investor Survey) Fourth Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 0 to 18 months. The average marketing time equates to 6.29 months, down from 8.86 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield
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requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
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REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

Regional Overview	The subject is located in Cobb County which is part of the Atlanta-Sandy Springs-Marietta Metropolitan Statistical Area (MSA). The MSA is comprised of 28 counties including Barrow, Bartow, Butts, Carroll, Cherokee, Clayton, Cobb, Coweta, Dawson, DeKalb, Douglas, Fayette, Forsyth, Fulton, Gwinnett, Haralson, Heard, Henry, Jasper, Lamar, Meriwether, Newton, Paulding, Pickens, Pike, Rockdale, Spalding and Walton. The Atlanta metropolitan area is located in north central Georgia in the foothills of the Appalachian Mountains. Once a rail hub in the mid-nineteenth century, Atlanta is now the major distribution, trade and financial center of the southeastern United States.

The City of Atlanta is the State Capital and represents the most populous city in Georgia and is the third largest City in the United States. Atlanta today is the major economic center for the southeast region with a large presence of Fortune 500 companies. Atlanta is at the hub of major highways and interstates and is home to the world’s top airport in passenger traffic making it a major transportation hub for the United States.

During the 1980s, Atlanta enjoyed high levels of growth, reaching new levels of social and economic diversity. Much of the momentum built in the 1980s, however, was lost during the recessionary period of the early 1990s and the region suffered its first year-over-year job loss since the mid-1970s. Growth returned in 1992 and Metropolitan Atlanta enjoyed another period of substantial growth in jobs, population, households and personal income. The rate of growth surpassed that of the United States as a whole during this period. The geographic expansion and decentralization of metropolitan areas is perhaps best exemplified by the evolution and development of the Atlanta metropolitan area. Much of the region’s growth has been concentrated in the area north of the City’s downtown from I-75 to I-85. When built in the 1970s, the I-285 beltway defined the northern boundary with the Perimeter neighborhood and mall named to reflect at the time this edge location. Since then, the continued push north has been dramatic particularly along the region’s extensive expressway network.

Population	The population of the MSA has grown steadily since 1980 at rates exceeding the State of Georgia as a whole. In fact, approximately 70% of the State’s population growth has occurred within the MSA. This trend is projected to continue over the next five years. The Atlanta MSA, with the addition of 1.0+ million new residents was the nation’s fastest
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growing MSA since 2000. Cobb County experienced an increase of 160,006 persons from 1990 to 2000 for an average annual increase of 3.10%. Population estimates for the County as of 2009 were 713,777, indicating an average annual increase of 1.80% over 2000. The County’s population is forecast to increase at a slightly slower pace through 2014 to 769,478. The rate of growth in the County has been similar to the State and slower than the MSA. Population growth has been concentrated in Counties outside the beltway along major interstates such as Forsyth, Newton, Henry, Barrow, Cherokee, Walton, Dawson, Douglas and Pickens. The following table details historic and projected population trends for the individual Counties comprising the MSA, the MSA as a whole and the State.
POPULATION TRENDS

					Average Annual Growth
	1990	2000	2009	2014	1990 -	2000 -	2009 -
	Census	Census	Estimate	Projection	2000	2009	2014

Barrow County	29,721	46,144	74,360	92,900	4.50%	5.44%	4.55%
Bartow County	55,910	76,019	95,528	102,406	3.12%	2.57%	1.40%
Butts County	15,326	19,522	24,601	26,901	2.45%	2.60%	1.80%
Carroll County	71,422	87,268	120,599	142,189	2.02%	3.66%	3.35%
Cherokee County	90,206	141,903	221,484	264,364	4.63%	5.07%	3.60%
Clayton County	182,055	236,517	272,689	274,292	2.65%	1.59%	0.12%
Cobb County	447,745	607,751	713,777	769,478	3.10%	1.80%	1.51%
Coweta County	53,853	89,215	125,684	142,680	5.18%	3.88%	2.57%
Dawson County	9,429	15,999	23,238	27,661	5.43%	4.23%	3.55%
DeKalb County	181,836	223,314	253,415	271,451	2.08%	1.59%	1.38%
Douglas County	71,128	92,209	133,774	157,028	2.63%	4.22%	3.26%
Fayette County	62,419	91,263	104,625	101,166	3.87%	1.53%	-0.67%
Forsyth County	44,082	98,407	174,061	211,941	8.36%	6.54%	4.02%
Fulton County	648,949	816,006	1,050,801	1,197,527	2.32%	2.85%	2.65%
Gwinnett County	352,910	588,448	811,358	899,810	5.25%	3.63%	2.09%
Haralson County	21,965	25,690	29,545	31,608	1.58%	1.57%	1.36%
Heard County	8,628	11,012	11,379	11,441	2.47%	0.36%	0.11%
Henry County	58,738	119,341	201,169	239,071	7.35%	5.97%	3.51%
Jasper County	8,453	11,426	14,046	15,099	3.06%	2.32%	1.46%
Lamar County	13,038	15,912	17,428	18,720	2.01%	1.02%	1.44%
Meriwether County	22,411	22,534	22,189	20,900	0.05%	-0.17%	-1.19%
Newton County	41,811	62,001	104,660	126,239	4.02%	5.99%	3.82%
Pickens County	14,432	22,983	32,777	38,596	4.76%	4.02%	3.32%
Pike County	10,224	13,688	18,285	21,114	2.96%	3.27%	2.92%
Rockdale County	54,091	70,111	85,106	92,851	2.63%	2.18%	1.76%
Spalding County	54,456	58,417	64,328	67,829	0.70%	1.08%	1.07%
Walton County	38,586	60,687	90,243	107,994	4.63%	4.51%	3.66%
Atlanta MSA	3,069,448	4,248,000	5,537,929	6,190,636	3.30%	2.99%	2.25%
Georgia	6,478,221	8,186,453	9,907,505	10,821,270	2.37%	2.14%	0.74%

Source: DemographicsNow.com; Compiled by Cogent Realty Advisors, LLC

Household trends for the County, MSA and State followed similar trends compared to population growth. The number of households in the County similarly increased between 1990 and 2000 at an annual average increase of 3.28%, slightly faster than the MSA and considerably faster than the State. In 2009 there were an estimated 265,718 households in Cobb County, an average annual increase of 1.87% over the 2000 census. Household growth is forecast to increase at a similar pace through 2014.
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HOUSEHOLD GROWTH SUMMARY

					Average Annual Growth
	1990	2000	2009	2014	1990 -	2000 -	2009 -
	Census	Census	Estimate	Projection	2000	2009	2014

Cobb County	171,286	227,487	265,718	289,531	3.28%	1.87%	1.80%
Atlanta MSA	1,140,841	1,554,162	1,905,681	2,052,239	3.14%	2.29%	1.49%
Georgia	2,366,607	3,006,369	3,497,819	3,699,579	2.42%	1.70%	1.13%

Source: DemographicsNow.com; Compiled by Cogent Realty Advisors, LLC

Economic Overview	According to the United States Bureau of Labor Statistics, the MSA’s total civilian labor force was 2,667,700 as of March 2010. The non-farm labor force as of March 2010 was 2,247,000. The unemployment rate stood at 10.4% as of March 2010, lower than the State as a whole, and above the National unemployment rate of 9.7%. Unemployment in the MSA is up from 8.8% one year ago.

A majority of the MSA’s work force is employed in the Trade, Transportation and Utilities, Services, and Government sectors. Total employment in the MSA has declined 2.9% over the past year for a total loss of approximately 67,300 jobs. The Mining, Logging and Construction sector has been hit the hardest over the past year with a decrease of 23.8%. The following table illustrates the diversification of the Atlanta MSA’s work force as of March 2010, the most recent information available at the time of this report.
ATLANTA-SANDY SPRINGS-MARIETTA MSA
WORK FORCE BY INDUSTRY — AS OF MARCH 2010

	Number Employed	12-Month
Industry Category	(In Thousands)	Percent Change

Mining, Logging and Construction	90.9	-23.80%
Manufacturing	137.6	-9.10%
Trade, Transportation and Utilities	510.3	-1.90%
Information	76.8	-6.00%
Financial Activities	135.9	-7.20%
Professional and Business Services	365.3	-2.70%
Educational and Health Services	273.6	1.80%
Leisure and Hospitality	222.7	0.20%
Other Services	100.6	2.40%
Government	333.3	-2.50%

Total	2,247.00	-2.90%

Notes: Seasonally Adjusted
Source: Bureau of Labor Statistics; Compiled by Cogent Realty Advisors, LLC

The MSA is ranked fifth after New York, Houston, Dallas and Chicago as a Fortune 500 headquarter city. Numerous major companies have made Atlanta their headquarters including The Coca-Cola Company, Home Depot and the United Parcel Service. AT&T (formerly Bell South), Delta Airlines, Turner Broadcasting and Cox Enterprises also have a large presence in the area.

The largest employers in metropolitan Atlanta are illustrated in the following table.
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LARGEST CORPORATE EMPLOYERS

No.	Company	Employees

1	Delta Air Lines	22,257
2	AT&T	21,915
3	Emory University	21,000
4	Cox Enterprises	13,583
5	United Parcel Service (UPS)	10,745
6	Wellstar Health Systems	10,112
7	SunTrust Banks	7,700
8	Lockheed Martin Aeronautics	7,531
9	IBM Corporation	7,500
10	Georgia Institute of Technology	7,342
11	Northside Hospital	7,100
12	Turner Broadcasting Systems	6,600
13	The Southern Company (Including	6,000
14	AirTran Airways	6,000
15	The Home Depot (HQ not including	5,500
16	Children’s Healthcare of Atlanta	5,220
17	Coca-Cola	5,136
18	Wachovia Corporation	5,100

Source: Metro Atlanta Chamber & Georgia Power research departments (June 2007/2008). Note: Only corporate employers are included. Retail companies are included only if the location is a corporate headquarters and if so, only the employment at the headquarters is listed; Compiled by Cogent Realty Advisors, LLC

Income	According to DemographicsNow.com, the 2009 average household income in Cobb County was $86,248 indicating an average annual increase of 1.92% over the 2000 average of $73,551. The average household income is projected to reach $93,047 in 2014, a projected average annual increase of 1.58%. The County’s average household income growth exceeded the MSA and State between 2000 and 2009. This trend is projected to exceed both over the next five years. The County’s median household income grew at a faster pace increasing from $58,565 to $73,363 between 2000 and 2009 indicating an average annual increase of 2.81%. The median household income is projected to reach $78,037 in 2014 indicating an average annual increase of 1.28%. The County’s median household income growth was slightly faster than the MSA and equal to the State between 2000 and 2009, however, it is projected to growth is at rates slower to both over the next five years. The average and median household incomes (2000 census, 2009 estimates and 2014 projections) for Cobb County, the Atlanta MSA and Georgia are presented in following table:
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INCOME TRENDS

Category	Cobb County	Atlanta MSA	Georgia

Average HH Income
2000 Census	$73,551	$66,875	$56,612
2009 Estimates	$86,248	$76,542	$66,609
2014 Projections	$93,047	$80,857	$70,643
Avg. Annual Growth 2000 - 2009	1.92%	1.51%	1.82%
Avg. Annual Growth 2009 - 2014	1.58%	1.10%	1.18%
Median HH Income
2000 Census	$58,565	$51,889	$42,783
2009 Estimates	$73,363	$65,880	$54,909
2014 Projections	$78,037	$70,916	$59,453
Avg. Annual Growth 2000 - 2009	2.81%	2.69%	2.81%
Avg. Annual Growth 2009 - 2014	1.28%	1.48%	1.60%
Per Capita Income
2000 Census	$27,531	$24,467	$20,790
2009 Estimates	$32,401	$26,736	$24,095
2014 Projections	$35,234	$27,095	$24,585
Avg. Annual Growth 2000 - 2009	1.97%	0.99%	1.65%
Avg. Annual Growth 2009 - 2014	1.74%	0.27%	0.40%

Transportation	Atlanta is at the hub of major highways and interstates connecting it with all major areas within the MSA and with all surrounding regions. Three major interstates, I-20, I 75 and I 85 converge in downtown Atlanta which is circled by I-285. MARTA operates bus and rail service in DeKalb and Fulton Counties with service to Downtown, Midtown, Buckhead and the Central Perimeter submarkets. The Hartsfield-Jackson International Airport is situated on the south side of the city, just inside the beltway. More than 1,300 flights on average leave daily to nearly 165 cities in the U.S. and 85 foreign cities making Hartsfield-Jackson the world’s top airport in passenger traffic.

Conclusion	The Atlanta region benefits from its diverse economy, concentration of quality colleges and universities and high—tech infrastructure. Nonetheless, the region has been affected by the national recession with job losses in most industries. Most economists anticipate further contraction not only on a regional basis, but on a national level with a leveling off of job losses expected within 2010 and the start of recovery not expected until sometime in 2011. The region is anticipated to contract during the short-term, however, given its location, transportation network, diverse and highly educated workforce, the region has good potential for growth over the long-term.
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NEIGHBORHOOD ANALYSIS

Introduction	The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses". A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use". A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Overview	The subject property is located in Vinings, a census-designated place and an unincorporated town in northern Cobb County, just across the Chattahoochee River from Atlanta. The town is located between the affluent West Paces Ferry section of Buckhead in northwest Atlanta, and suburban Smyrna in Cobb County. The U.S. Postal Service uses “Atlanta” for all Vinings addresses (ZIP code 30339).

Population	The population in the subject’s zip code (30339) grew at an annual rate of 2.24% from 2000 to 2009, greater than the growth rate of Cobb County, but slightly less than the State of Georgia. DemographicsNow.com projects that the growth in the subject’s zip code will continue at a similar trend through 2014. The following table illustrates the population statistics for the 30339 zip code, Cobb County and the State of Georgia from 2000 through 2014.
HISTORICAL POPULATION AND PROJECTIONS

				Annual %	Annual %
		2009	2014	Change	Change
		Estimate	Projection	2000-2009	2009-2014

30339 Zip Code	17,358	20,851	23,875	2.24%	2.90%
Cobb County	607,751	713,777	769,478	1.94%	1.56%
State of Georgia	8,186,453	9,907,505	10,821,270	2.34%	1.84%

Source: DemographicsNow.com; Compiled by Cogent Realty Advisors, LLC

Transportation	The subject neighborhood is well served by an extensive highway system including I-75 and I-285. Several secondary thoroughfares also traverse the immediate area and include Cumberland Parkway and Paces Ferry Road. Bus service is available via the 12 Howell Mill /Cumberland line.

Land Uses	The subject neighborhood consists primarily of a mature and established residential district. Surrounding improvements consist of gated garden style apartment complexes and some commercial uses. Commercial uses are situated primarily along the frontage of the arterial roadways and some secondary thoroughfares. Significant developments, employment centers and educational facilities within or near the subject’s market area include the newly-renovated Cumberland Mall, Cobb Galleria Centre, Cobb Energy Performing Arts Centre and Chattahoochee River National Recreation Area.
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The area surrounding the I-75 and I-285 Interchange (the “Cobb Cloverleaf”) is marked by several modern skyscrapers rising from the wooded hills above the freeways. Home Depot and The Weather Channel are headquartered in this commercial office district.

The single-family component comprises approximately 50% of the neighborhood’s land use. The single family housing stock in the immediate area is of average to good quality and appears to have been built from the late 1980s through the early 1990s. The subject neighborhood is a mature area that has proven to be a desirable residential location as a result of its northwest-central location in the Atlanta region and proximity to regional transportation routes, employment centers, community services and entertainment venues.

Multifamily housing comprises approximately 20% of the neighborhood’s land use. Competitive multifamily projects are situated throughout the subject neighborhood, primarily along the heavier traveled streets. Primarily developed in the 1980s through 2000s the quality and condition of the multifamily housing is considered average. Typical competitive developments consist of two and three-story garden-style buildings with average community and unit amenities.

Conclusion	The subject neighborhood is considered to be an attractive residential location because of its excellent highway access and proximity to Atlanta’s Central Business District. The neighborhood is adequately serviced by public utilities, services and community facilities. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
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SITE ANALYSIS

Location	The site is located at the end of the cul-du-sac of Mt. Wilkinson Parkway, approximately 0.6 miles east of the Cumberland Parkway, in an unincorporated section of Cobb County, Georgia. The physical address of the property is 100 Pinehurst Drive, Atlanta, Georgia 30339.

Site Area	The total land area equates to 20.0± acres, or approximately 871,200 square feet.

Street Frontage	The subject has small amount of frontage along end of the cul-du-sac of Mt. Wilkinson Parkway.

Topography	The site is rolling topography and elevated from its frontage along Mt. Wilkinson Parkway.

Shape	The parcel is irregularly shaped.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on concrete paved drives and surface lots. The building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land. Although, eastern portions of the site are undeveloped, based on the current zoning regulations the subject is built to the maximum bulk and as such there is not excess or surplus land at the subject property.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	The subject property is situated in Flood Zone “X”, which is an area outside of the 100-year flood plain, according to the FEMA Map 13067C0227G, dated December 16, 2008.

Easements and Encroachments	No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Accessibility/Visibility	Ingress and egress to the property is good via its primary access off Mt. Wilkinson Parkway. Accessibility of the site is good.
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Improvements	There are fourteen apartment buildings, clubhouse, swimming pool with surrounding patio/deck areas, asphalt paved driveways and surface parking areas, concrete walkways and landscaping.

Conclusions	The physical attributes of the site are well suited for the existing development and use.
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Atlanta, Georgia	Page 15
PLAT MAP
ARIAL PHOTO
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Atlanta, Georgia	Page 16
IMPROVEMENT ANALYSIS

Overview	The subject is one of three apartment communities operated collectively as the Residences at Vinings Mountain. The Residences at Vinings Mountain consists of the Peak at Vinings Mountain (280 units), the Views at Vinings Mountain (180 units) and Lakeside at Vinings Mountain (220 units). There was a major renovation of all three properties that spanned between 2007 and 2009. Amenities at Residences at Vinings Mountain are shared by all three properties. Common amenities include three clubhouses, a business center, two fitness centers, golf simulator, movie screening room, billiards/game room, massage/yoga room, wine tasting room, resort-style swimming pools, a dog park, barbeque area, putting green, tennis court and mature landscaping.
SITE MAP

Year Built/Renovated	The subject property, Peak at Vinings Mountain, was originally constructed in 1981 as a garden-style apartment complex. The property was recently
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Atlanta, Georgia	Page 17

extensively renovated arising from the redevelopment of the Residences at Vinings Mountain project.

The redevelopment consists of improvements to building exteriors, apartment interiors and common areas. The building exterior improvements consist of upgrading of sidewalks, parking lots, doors, balconies and breezeways. The interior improvements consist of upgrading appliances, kitchen and bathroom cabinetry and countertops, flooring, doors, light fixtures and heating and cooling elements. The common area improvements consist of upgrading the property’s pool, clubhouse with a fitness facility, adding a playground and dog park, increasing the number of garage spaces and storage rooms and improving the property’s landscaping, exterior lighting and signage.

Based on the redevelopment plans, the cost of the renovation totaled approximately $14,006,000.

Layout & Configuration	The complex consists of a total of 280 apartment units within 14 two-story residential buildings. The buildings have exterior access to individual apartments. The buildings are sited along internal drives that are integrated with the parking and landscape areas. The total net rentable area of the property equates to 272,390 square feet, which suggests an average unit size of 973 square feet.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area

1 Bedroom / 1 Bath	50	705	35,250
1 Bedroom / 1 Bath	90	850	76,500
2 Bedroom / 2 Bath	90	1,111	99,990
2 Bedroom / 2 Bath	50	1,213	60,650

Totals/Averages	280	973	272,390

Source: Client provided rent roll data; compiled by CRA

The property contains 140 one-bedroom apartments and 140 two-bedroom apartments. As of the date of inspection, on site management indicated a physical occupancy of 97.5%.

Floor Plans	As indicated, the property offers a variety of one and two-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s).

EXTERIOR
Structure	The foundations consist of reinforced concrete slabs, poured on grade. Structural framing is wood stud walls with interior gypsum-clad drywall.

Floors	The floors are constructed of engineered wood trusses. The ceiling heights are approximately eight to 10 feet.
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Atlanta, Georgia	Page 18

Walls	The exterior of the buildings are HardiPlank (fiber-cement) siding and brick.

Window/Doors Roof	Individual unit windows are double pane glass set in aluminum frames. Entry doors are metal set in wood frames. French doors provide access to the balconies.

The buildings have single pitched roofs with composition shingles.

INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.

Flooring	Flooring consists of carpeting, wood and tile.

Kitchens	Updated appliance package consisting of a refrigerator/freezer, full-size electric range with oven, microwave oven, dishwasher and garbage disposal. Cabinets are wood and countertops are laminate.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.

Unit Amenities	The units have washer/dryer, fireplace in select units, walk-in closets, built in dry-bar and a balcony. The renovation included installation of washer/dryer connections (to all units that previously did not have this feature) and energy-saving washer and dryer units.

MECHANICAL SYSTEMS HVAC	Air and heat is provided by individual split systems with exterior condensers. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by a gas-fired water heater. Flow meters have been installed on the water heaters to accommodate tenant billing for water usage.

Fire Protection	The subject property is not equipped with a fire sprinkler system. The apartments are fit with smoke detectors.

ANCILLARY AREAS
Landscaping	Landscaping is of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings. Seasonal color is provided in beds along the main entrance points and near the pool and office area.

Parking	The internal drive incorporates the surface parking lots. There are an adequate number of parking spaces provided. The drives and parking lots are asphalt paved. There is a limited number of garage spaces and storage rooms.
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Atlanta, Georgia	Page 19

Recreational Amenities	The subject’s on-site amenities include a clubhouse/business office, fitness center, swimming pool, playground and dog park. Common amenities shared with two other properties include a tennis court, movie theater, golf simulator, billiards/game room, massage/yoga room, wine tasting room, three swimming pools, two new fitness centers barbeque area and putting green.

FF&E Personal Property	The subject property has office furnishings and equipment for the staff at the clubhouse, clubhouse furniture and various chairs and tables for the pool deck. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE
Exterior	Good condition. Overall maintenance appears adequate.

Roof	Good to average condition. No roof leaks were reported.

Interiors	Very Good condition. Overall maintenance appears adequate.

Common Area Amenities	Very Good condition. Overall maintenance appears adequate.

Sidewalks & Paving	Average to Good condition. Overall maintenance appears adequate.

Landscaping	Very Good condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit.

ELEMENTS OF DEPRECIATION
Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The Cobb County Property Appraiser records indicate that the subject improvements were originally constructed in 1981. The overall physical condition is good due to its recent renovation and adequate maintenance levels.

Physical deterioration is primarily limited to general aging and normal wear and tear. Carpet and mechanical equipment in the individual units are updated and/or replaced on an as needed basis. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 30 years. As a result of the recent renovation, the effective age is estimated to be less than the actual age of the improvements. The effective age is estimated at approximately 10 to 15 years suggesting a remaining economic life of 35 to 40 years.

Capital Improvements	A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.
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Atlanta, Georgia	Page 20

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property operates at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site-specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. No site specific external obsolescence was noted.

Conclusions	The subject improvements were recently renovated, are in good physical condition, have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
COGENT Realty Advisors, LLC

Peak at Vinings Mountain	March 14, 2011
Atlanta, Georgia	Page 21

ZONING ANALYSIS

Introduction	According to Cobb County, the subject property is situated in an RM-12 Residential Multifamily District. The purpose and intent of the RM-12 District is to provide locations for multifamily residential uses or residentially compatible institutional and recreational uses which are within properties delineated for high density residential and regional activity center categories. The bulk restrictions in the RM-12 Residential Multifamily District are summarized in the following table.
RM-12 RESIDENTIAL MULTIFAMILY DISTRICT

Minimum lot area	80,000 sq. ft
Minimum lot width	75 Feet
Minimum front yards	75 Feet
Minimum side yards	35 Feet
Minimum rear yard	40 Feet
Maximum height	4 stories or 40 Feet
Maximum building coverage	35%
Maximum Units Per Acre	12
Minimum Parking
Multifamily Uses	1.75 spaces per unit

Source: Cobb County Code of Ordinances

Conclusions	The subject property, built to a density of 14 units per acre exceeds the current maximum allowed density and is “grandfathered” as an allowed but non-conforming use of the site.

The exact number of parking spaces was not reported to the appraiser; however, according to the zoning department, the number of spaces at the subject meets the current requirements. The subject property was constructed prior to the adoption of the RM-12 zoning designation in November 1990. As such, the subject appears to represent a legal and conforming use with a legal and non-complying density. However, a review of the complete text of the zoning code, as well as other applicable ordinances and development regulations is recommended.
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Peak at Vinings Mountain	March 14, 2011
Atlanta, Georgia	Page 22

REAL ESTATE ASSESSMENT AND TAXES

Overview	The subject property is identified by the Cobb County Property Appraiser by Tax Parcel Identification Number 17091000060. The taxes are billed annually in July and are paid in October. The taxable value is multiplied by the current tax rate to calculate the taxes payable. Revaluations occur every year.

The subject’s current assessment is shown below.

Land Value	$3,066,624
Building Value	$4,161,096

Taxable Value	$7,227,720

Taxable Value is equal to 40% of market value ($18,069,300). The 2011 assessment has not been released. The 2010 taxable assessment of $7,227,720 (due October 2011) is -8.5% less than the 2009 taxable assessment of $7,843,040.00.

Comparable Assessments	Similar properties within the area were surveyed to ascertain the reasonableness of the subject’s current assessment.
TAX COMPARABLES

		Taxable Value	Year		Assessment
Property Name	Tax ID	Assessment	Built	Units	Per Unit

The Peak at Vinings (Subject)	17-0910-0-006-0	$7,227,720	1981	280	$25,813
Views at Vinings Mountain	17-0951-0-005-0	$4,850,120	1983	180	$26,945
Magnolia Vinings	17-0818-0-007-0	$14,400,000	1997	400	$36,000
Broadstone Vinings	17-0818-0-002-0	$10,744,450	1996	310	$34,660
Lakeside at Vinings	17-0950-0-061-0	$5,998,151	1982	220	$27,264

The subject’s current taxable assessment is $25,813 per unit. The comparables range between $26,945 and $36,000 per unit. The subject’s assessment is within a tolerable variance outside the low-end of the comparable range and appears to be appropriately assessed.

Mill Rate	Mill rates have remained relatively stable over the past several years. The 2010 total mill rate applicable for all taxing authorities with jurisdiction over the subject property equates to $28.75 per $1,000 of assessed value. According to the County Assessor, the new mill rate will be published in July 2011.

Real Estate Tax Projection	The Cobb County Board of Tax Assessors is responsible for setting the value of all taxable property in the county each year based on analysis of recent sales of similar properties and other market conditions. The sale of a property does not necessarily trigger a re-assessment. Future increases in reassessments are expected to reflect annual increases near the anticipated inflation rate during the same period. Tax rates are expected to remain relatively stable. The total amount is anticipated to increase at a rate near the long-term average inflation rate.
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Tax Calculation	The subject’s real estate tax liability is calculated utilizing the most current assessment and the prior year tax rate, which equates to $207,797. The current tax liability has been adjusted for inflation resulting in a projected tax liability of $214,000, which has been processed in the valuation.
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Peak at Vinings Mountain	March 14, 2011
Atlanta, Georgia	Page 24

APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Atlanta area apartment market and the local submarket within which the subject property competes. The source of data available to the appraisers include Marcus & Millichap Research Services (2011 Annual Report), ALN Systems, and Red Capital Group Market Overview for Atlanta.

Local Market Overview	It has been widely reported that fundamentals in Atlanta’s multi-family residential market have improved substantially and that apartments are on their way to being the first product type to recover from the “Great Real Estate Recession.”

This is attributed to two primary reasons. The first pertains to the intervention by the government in the financial markets, and the second pertains to an increased demand for apartments. The Treasury has taken actions which have the effect of keeping interest rates at all-time low levels. This results in financing being available to borrowers at attractive interest rates. In addition, investors seeking yield are willing to accept lower cap rates as to multi-family properties given yields available elsewhere in the marketplace, including the bond market. The second factor explaining the improvement in the multi-family markets relates to the increased demand for apartments by renters. Widespread foreclosures have resulted in many evicted homeowners turning to the rental markets. Moreover, tighter credit standards have made it harder for persons wishing to buy homes for the first time to qualify for financing. For these reasons, among others, demand for apartments has increased. In summary, favorable financing terms and increased tenant demand are driving the recovery in the multifamily sector.

According to Marcus & Millichap Research Services, renter demand is anticipated to continue to improve in Atlanta during 2011 as hiring accelerates, providing a foundation for property owners to raise rents more aggressively as the year progresses. Asking rents in the Class A segment, especially, appear poised to grow faster than the 1% increase posted last year. Submarkets such as Buckhead, Marietta and South Gwinnett County, each with a large stock of upper-tier rentals, will record some of the greatest rent gains as availability tightens in these established core areas.

Asking rents at Class B/C complexes are projected to rise more significantly as hiring in lower-paying sectors boosts demand for lower-tier rentals. In another positive trend in the market, completions will decrease this year. As demand-side conditions strengthen, however, developers will advance projects through the pipeline, initiating a new building cycle after 2011. Potential supply growth remains greatest in the Midtown and Cherokee County submarkets, where planned projects equal 19% and 12% of existing stock, respectively.
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Although property operations are expected to gain ground during 2011, the improvements may arrive too late to avert distress for many owners who purchased assets at the peak of the market under aggressive rent growth and occupancy assumptions. Sales of lender-owned properties accounted for more than 75% of Atlanta-area deals last year and will command a sizable proportion again in the year ahead. Potential buyers include owners of stabilized assets who have met return objectives and can redeploy capital into properties with greater upside potential. In addition to distressed assets, stabilized complexes that can be obtained with agency debt will draw the greatest interest, with cap rates expected to vary from 8% to 9%. More intense competition for well-performing Class A complexes will compress cap rates to less than 6% as a result.

The following table summarizes vacancy, absorption, and rent growth trends for trends in select metro apartment markets within the southeast region.
VACANCY, ABSORPTION, AND RENT GROWTH TRENDS

			Net Absorption		Effective
	Vacancy		(Units)		Rent Change*
	3Q2010	3Q2009	3Q2010	3Q2009	3Q2010	3Q2009

Atlanta	10.50%	11.30%	4,208	2,107	0.60%	1.00%
Tampa	8.60%	10.10%	2,267	-919	0.30%	-1.10%
Orlando	9.80%	10.70%	1,447	267	0.40%	-0.80%
Miami	6.00%	6.20%	498	-404	-0.20%	-0.80%

Source: Reis, (*) Quarterly change

Submarket Analysis	According to Marcus & Millichap, the subject is located in the Smyrna submarket. The immediate area is comprised of gated garden style apartment complexes. REIS indicates that as of the Third Quarter 2010, the most recent data available, the vacancy rate in the submarket was 8.3%, down from the previous year vacancy rate of approximately 8.0%. The average asking rental rate was $689 a month, down 2.1% from the previous year.

A handful of apartment developers have started new projects, though that’s a noticeable slowdown from a few years ago when metro Atlanta was averaging about 5,000 apartment units annually. New construction is planned in most submarkets in the metro. Additions to apartment stock are not expected to significantly affect operations in the subject’s Smyrna submarket.

Overall, the factors attributed to the performance of properties within this submarket as compared to others within the region include a stable supply of existing units with no additional apartment projects on the near term horizon. Supply and demand factors indicate that in the short term, the apartment market is likely to reflect an increase in the net absorption of apartment units. This should have a positive impact on the subject. As a result, the subject market area is considered to be generally stable overall and that continued growth should reflect general population and economic trends within the market into the foreseeable future.
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Atlanta, Georgia	Page 26
MARKET RENT ANALYSIS
Subject Property Leasing	A February 2011 Rent Roll and Unit Status Report was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.
SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom / 1 Bath	50	705	35,250	$810	$1.15	$40,500
1 Bedroom / 1 Bath	90	850	76,500	$862	$1.01	$77,580
2 Bedroom / 2 Bath	90	1,111	99,990	$1,073	$0.97	$96,570
2 Bedroom / 2 Bath	50	1,213	60,650	$1,065	$0.88	$53,250

Totals/Averages	280	973	272,390	$957	$0.98	$267,900

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the immediate area.

The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
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COMPARABLE RENTAL MAP
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Atlanta, Georgia	Page 28

SUBJECT PROPERTY	Peak at Vinings Mountain
100 Pinehurst Drive
Atlanta, Georgia

Units	280

Year Built / Renovated	1981; Renovated in 2009

Occupancy	98%

Amenities	Amenities are shared with two sister properties. Common amenities include three clubhouses, a business center, two fitness centers, golf simulator, movie screening room, billiards/game room, massage/yoga room, wine tasting room, resort-style swimming pools, a dog park, barbeque area, putting green, tennis court and mature landscaping.

Concessions	Move in specials on selected units on an as needed basis.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom / 1 Bath	50	705	35,250	$810	$1.15	$40,500
1 Bedroom / 1 Bath	90	850	76,500	$862	$1.01	$77,580
2 Bedroom / 2 Bath	90	1,111	99,990	$1,073	$0.97	$96,570
2 Bedroom / 2 Bath	50	1,213	60,650	$1,065	$0.88	$53,250

Totals/Averages	280	973	272,390	$957	$0.98	$267,900
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COMPARABLE RENTAL 1	Post Crest
50 Adams Lake Boulevard
Atlanta, GA 30339

Units	410

Year Built	1997

Occupancy	96%

Amenities	Washer/dryer hookups, walk-in closets, garden tubs, fireplaces and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, two lighted tennis courts, fitness center, picnic areas with grills, car care center, laundry facility and vegetable garden.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Rent	Avg. Rent/SF

1 Bed/1 Bath	643-771	$781-$816	$1.13
	815-834	$796-$856	$1.00
	886-893	$846	$0.95
2 Bed/1 Bath	980	$880	$0.90
2 Bed/2 Bath	1,134-1,155	$955-$1,015	$0.86
	1,263-1,284	$1,165	$0.91
3 Bed/2 Bath	1,323-1,418	$1,295	$0.94

Comments	Property is located approximately one-half mile northwest of the subject property. This property has an average rental rate of $950, or $0.91 per square foot based on an average unit size of 1,046 square feet.
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COMPARABLE RENTAL 2	Post Spring
3375 Springhill Parkway SE
Atlanta, GA 30080

Units	452

Year Built	2001

Occupancy	96%

Amenities	Washer/dryer hookups, fireplaces, sunrooms/balconies, ceiling fans and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, tennis courts, fitness center, picnic areas with grills, car care center, laundry facility and vegetable garden.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Rent	Avg. Rent/SF

1 Bed/1 Bath	713	$762	$1.07
	794	$882	$1.11
	825	$762	$0.92
	872	$847	$0.97
2 Bed/1 Bath	990	$887	$0.90
2 Bed/2 Bath	1,100-1,191	$1,045-$1,085	$0.93
	1,214-1,383	$1,050-$1,135	$0.84
3 Bed/2 Bath	1,407-1,458	$1,500	$1.05

Comments	Property is located approximately 0.8 miles west of the subject property. This property has an average rental rate of $919, or $0.96 per square foot based on an average unit size of 955 square feet.
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COMPARABLE RENTAL 3	Broadstone Vinings
2158 Cumberland Parkway
Atlanta, GA 30339

Units	310

Year Built	1996

Occupancy	94%

Amenities	Washer/dryer connections, vaulted ceilings in select units, built in book shelves, fireplaces, patios/balconies with storage space and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, two lighted tennis courts and fitness center.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Rent	Avg. Rent/SF

1 Bed/1 Bath	855	$799	$0.93
	902	$867	$0.96
2 Bed/2 Bath	1,294	$1,105-$1,185	$0.88
3 Bed/2 Bath	1,450	$1,225-$1,350	$0.89

Comments	Property is located approximately 0.6 mile southwest of the subject property. This property has an average rental rate of $1,045, or $0.91 per square foot based on an average unit size of 1,152 square feet.
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COMPARABLE RENTAL 4	Magnolia Vinings
2151 Cumberland Parkway
Atlanta, GA 30339

Units	400

Year Built	1996

Occupancy	94%

Amenities	Washer/dryer connections, butler’s pantry, walk-in closets, patios/balconies with storage space and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, clubhouse with media lounge, tennis courts and fitness center.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Rent	Avg. Rent/SF

1 Bed/1 Bath	753	$790	$1.05
	967	$910	$0.94
2 Bed/2 Bath	1,113	$980	$0.88
3 Bed/2 Bath	1,366	$1,200	$0.88

Comments	Property is located approximately 0.6 mile southwest of the subject property. This property has an average rental rate of $917, or $0.95 per square foot based on an average unit size of 966 square feet.
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ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1996 and 2001. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

One Bedroom Units	The subject property offers two variations of one-bedroom floor plans that contain 705 and 850 square feet. The average rental rate for these floor plans range from $810 to $862 per month, or $1.01 to $1.15 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	705	$810	$1.15	Subject
	850	$862	$1.01	Subject

Post Crest	643-771	$781-$816	$1.13	Similar
	815-834	$796-$856	$1.00	Similar
	886-893	$846	$0.95	Similar
Post Spring	713	$762	$1.07	Similar
	794	$882	$1.11	Similar
	825	$762	$0.92	Similar
	872	$847	$0.97	Similar
Broadstone Vinings	855	$799	$0.93	Similar
	902	$867	$0.96	Similar
Magnolia Vinings	753	$790	$1.05	Similar

Subject Range	705-850	$810-$862	$1.01-$1.15
Comparable Range	643-902	$762-$882	$0.92-$1.13

The rents for comparable one bedroom floor plans range from $762 to 882 per unit per month or $0.92 to $1.13 per square foot. After considering variances for unit size and amenity package, the subject’s quoted rent structure is appropriately aligned within the range of rents commanded by properties of the same general effective age and condition (after renovation). The subject’s asking rents are market oriented and have been processed.

Two-Bedroom Units	The subject offers two variations of two-bedroom floor plans that contain 1,111 and 1,213 square feet. The average rents for these units range from $1,065 to $1,073 per unit per month or $0.88 to $0.97 per square foot. The comparable two-bedroom units range in size from 980 to 1,382 square feet and have monthly asking rents ranging from $880 to $1,185 or $0.84 to $0.93 per square foot.
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,111	$1,065	$0.97	Subject
	1,213	$1,073	$0.88	Subject

Post Crest	980	$880	$0.90	Similar
	1,134-1,155	$955-$1,015	$0.86	Similar
	1,263-1,284	$1,165	$0.91	Similar
Post Spring	990	$887	$0.90	Similar
	1,100-1,191	$1,045-$1,085	$0.93	Similar
	1,214-1,383	$1,050-$1,135	$0.84	Similar
Broadstone Vinings	1,294	$1,105-$1,185	$0.88	Similar
Magnolia Vinings	1,113	$980	$0.88	Similar

Subject Range	1,111-1,213	$1,065-$1,073	$0.88-$0.97
Comparable Range	980-1,382	$880-$1,185	$0.84-$0.93

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As indicated, the subject’s quoted rent structure is appropriately aligned within the range of rents commanded by comparable product in the market. The subject’s asking rents are bracketed by the competing properties on a monthly basis; however, the high end of the subject’s rents on a square foot basis is slightly above the comparable range. After considering variances for unit size and amenity package, the subject’s asking rents for the two-bedroom floor plans are considered reasonable and have been processed.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom / 1 Bath	50	705	35,250	$810	$1.15	$40,500
1 Bedroom / 1 Bath	90	850	76,500	$862	$1.01	$77,580
2 Bedroom / 2 Bath	90	1,111	99,990	$1,073	$0.97	$96,570
2 Bedroom / 2 Bath	50	1,213	60,650	$1,065	$0.88	$53,250

Totals/Averages	280	973	272,390	$957	$0.98	$267,900
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HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The maximum value of a property is typically realized when a reasonable degree of homogeneity is present. Thus, conformity in use is usually a highly desirable aspect of real property, since it creates and/or maintains value. The immediate area is primarily developed with garden style apartment complexes.

All utilities are available or currently service the site. The physical characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property.

Legally Permissible	The subject property is currently zoned for medium density residential uses. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is most likely.

Financially Feasible	In light of the recent downturn realized in economic conditions, all types of properties have experienced decreasing occupancy and rent levels over the past couple of years. Although economic conditions have begun to improve in recent months, the existing supply of commercial properties and apartment units in the area appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale development is questionable at this time.
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Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions clearly justiy development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex, built in 1981, has recently been fully renovated and is 98% occupied. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovations programs occurring when needed.

Legally Permissible	The subject property is reportedly an allowed but non-complying (developed density slightly exceeds the allowed density) use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land. There is no alternative use that would currently justify the removal or alteration of the existing improvements.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
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VALUATION PROCESS

INTRODUCTION	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

Cost Approach	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

Income Approach	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

Sales Comparison	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
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approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. The volume of sales activity has recently accelerated in response to recent improvement realized in economic conditions. Our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

Reconciliation	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
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INCOME CAPITALIZATION APPROACH

VALUATION	We have employed the Direct Capitalization method to estimate a value for the subject property. Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:

1. Calculate potential gross income from all sources that a competent owner could legally generate.

2. Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3. Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4. Develop an appropriate overall capitalization rate to apply to the net operating income.

5.    Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $267,900 per month or $3,214,800 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate a historical loss to lease decreased from 6.6% of the gross rent potential in 2008 to 2.1% of the gross rent potential in 2010. Loss to lease was not budgeted for 2011. Review of the current rent roll indicates that current rents in place are slightly below the market rents estimated above. A loss to lease of 2.0% of gross rent potential has been processed.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. Each of the properties surveyed as rent comparables offer some form of rent concession.

Concessions amounted to 6.1% of the gross rent potential in 2008, increased to 11.2% in 2009, and decreased to 8.2% in 2010 as the need for concessions abated after the property was renovated. Concessions
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were not budgeted for 2011. As noted, concessions have begun to abate after the renovation and market conditions are improving. As market fundamentals continue to improve, concessions will continue to abate. Based on the most recent indicators, a concession allowance of 5.0% of the gross rent potential is processed.

Vacancy/Credit Loss	The subject was 98% occupied on the date of inspection and enjoyed a rapid absorption of units subsequent to its renovation. During the renovation of the property in 2008 the subject maintained an average occupancy of approximately 70%. However, as units become available for rent which had previously been unavailable, occupancy increased to above 90% in 2009.

The property is very competitive in the market following the renovation and competes effectively with newer product in the influencing area as a result of its repositioned status. The subject’s current vacancy of 2% is less than the Smyrna submarket vacancy rate of 8.3% and below the Atlanta MSA’s vacancy of 11.4%. The subject’s current 98% level of occupancy is aligned with the high end and within the range of occupancy levels reported by competitors in the immediate area. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	Total Units	YOC	Occupancy

Post Crest	410	1997	96%
Post Spring	452	2001	96%
Broadstone Vinings	310	1996	94%
Magnolia Vinings	400	1996	94%

Averages	393	1998	95%

Since the completion of the renovation, the subject occupancy has increased dramatically and is currently operating at stabilized occupancy. The subject should reasonably maintain this level into the foreseeable future. A stabilized vacancy and credit loss of 5.0% has been utilized in this appraisal.

Administrative Units	According to management two units are being utilized as “model apartments” and a deduction from potential gross income was applied in 2008 and 2009. This line item was not budgeted in 2010 and, as it is a management decision to utilize the apartments as “models”, market rent has been applied to these units with no deductions accounted for. The administrative units are adequately accounted for in the vacancy/credit loss allowance.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has ranged from $342 to $396 per unit between 2008 and 2010. The 2011 budgeted amount equates to $460 per unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $119,000 or $425 per unit.
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Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $324 to $492 per unit or 2.7% to 4.4% of the gross potential income over the past few years. The 2011 Budget amount equates to $489 per unit, or 4.7% of gross potential income. Other income is projected at $490 per unit or 4.3% for the appraised fiscal year based on historical collections.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for Year End 2008 through Year End 2010 as well as Budget for 2011. These historical and budgeted amounts have been compared to the median dollar amount per unit reported by IREM for garden apartments in the Atlanta Metropolitan Area. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
SUMMARY OF HISTORICAL OPERATIONS — Peak at Vinings Mountain

No. of Units	280
	2008		2009		2010		2011 Budget
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Annualized	Per Unit

INCOME	—	—	—	—	—	—	—	—
Gross Rent Potential (Market Rent)	$3,303,326	$11,798	$3,329,920	$11,893	$3,157,410	$11,276	$2,905,452	$10,377
Loss to Lease	$(219,082)	$(782)	$(80,562)	$(288)	$(67,346)	$(241)	$0	$0
Concessions	$(202,809)	$(724)	$(373,877)	$(1,335)	$(260,120)	$(929)	$0	$0
Vacancy/Credit/Non-revenue Units	$(829,857)	$(2,964)	$(246,916)	$(882)	$(116,036)	$(414)	$(135,952)	$(486)

Net Rental Income (NRI)	$2,051,578	$7,327	$2,628,565	$9,388	$2,713,908	$9,693	$2,769,500	$9,891
Utility Reimbursement	$95,825	$342	$109,563	$391	$110,995	$396	$128,679	$460
Other Income	$90,848	$324	$95,952	$343	$137,855	$492	$136,878	$489

Total Property Income (EGI)	$2,238,251	$7,994	$2,834,080	$10,122	$2,962,758	$10,581	$3,035,057	$10,839

EXPENSES								—

Payroll	$519,468	$1,855	$443,587	$1,584	$423,950	$1,514	$334,657	$1,195
Utilities	$201,319	$719	$168,423	$602	$149,893	$535	$188,481	$673
Maintenance & Repairs	$211,233	$754	$217,239	$776	$182,287	$651	$161,584	$577
Marketing	$225,613	$806	$107,782	$385	$84,868	$303	$45,989	$164
Administration/Office	$155,812	$556	$108,367	$387	$106,103	$379	$123,391	$441
Real Estate Taxes	$231,355	$826	$209,061	$747	$206,409	$737	$213,620	$763
Insurance	$76,747	$274	$72,356	$258	$82,047	$293	$104,178	$372
Management Fee	$109,011	$389	$140,372	$501	$147,391	$526	$151,753	$542
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$1,730,558	$6,181	$1,467,187	$5,240	$1,382,948	$4,939	$1,323,653	$4,727

NET OPERATING INCOME	$507,693	$1,813	$1,366,893	$4,882	$1,579,810	$5,642	$1,711,404	$6,112

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $1,514 to $1,855 per unit over the past few years and have exhibit a decreasing trend. The 2011 budgeted amount equates to $1,195 per unit. Based on the subject’s
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historical expenditures and market data, a salary and benefits expense of $350,000, or $1,250 per unit, is forecast for the appraised fiscal year.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges or tenant reimbursements were accounted for in the revenue analysis. The utility expenses at the subject property exhibited a decreasing trend and range from $535 to $719 per unit between 2008 and 2010. The 2011 budgeted amount equates to $673 per unit. The IREM survey indicated that the median for garden complexes in the area is $553 per unit. An amount of $550 per unit is projected and equates to $99,000 for the appraised fiscal year.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, alarm monitoring and protection services, landscaping and make-ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures. The maintenance and repair expense at the subject property has ranged from $651 to $776 per unit over the past few years. 2011 budgeted amount equates to $577 per unit, continuing a downward trend. The IREM survey indicated that the median for garden complexes in the area is $777 per unit, in line with the high-end of the range. In light of the recent renovation, the repair/maintenance expense is estimated at $182,000, or $650 per unit. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing expense at the subject property has decreased from $806 per unit in 2008 to $303 per unit in 2010. The budgeted 2011 amount equates to $164 per unit, continuing the decreasing trend. Based on historical and budgeted expenditures and market data, marketing expenses are projected at $175 per unit, or $49,000.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The historical administrative expenses at the subject property have ranged from $379 to $556 per unit. The 2011 budgeted amount equates to $441 per unit. An amount of $400 per unit, or $112,000 is processed for the appraised fiscal year.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $214,000.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property range from $258 to $293 per unit. The 2011 Budget reports an amount equate to $372 per unit. The IREM survey
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indicated that the median for garden complexes in the area is $192 per unit, below the historical and budgeted amounts. Insurance expenses are projected at $300 per unit or $84,000.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $250 per unit is forecast. This amounts to $70,000.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $1,307,557, or $4,670 per unit. The indicated operating expense ratio is 42.4% when including reserves and 40.1% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the metro Atlanta area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
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VALUATION PRO FORMA

	Total	Per Unit	Percent

INCOME			% of GPI

Gross Rent Potential (Market Rent)	$3,214,800	$11,481	100.0%
Loss to Lease	$(64,296)	$(230)	-2.0%
Concessions	$(160,740)	$(574)	-5.0%
Vacancy/Credit/Non-revenue Units	$(160,740)	$(574)	-5.0%

Net Rental Income (NRI)	$2,829,024	$10,104	88.0%
Utility Reimbursement	$119,000	$425	3.7%
Other Income	$137,200	$490	4.3%

Total Property Income (EGI)	$3,085,224	$11,019	96.0%

EXPENSES		Per Unit	% of EGI

Payroll	$350,000	$1,250	11.3%
Utilities	$154,000	$550	5.0%
Maintenance & Repairs	$182,000	$650	5.9%
Marketing	$49,000	175	1.6%
Administration/Office	$112,000	$400	3.6%
Real Estate Taxes	$214,000	$764	6.9%
Insurance	$84,000	$300	2.7%
Management Fee	$92,557	$331	3.0%
Reserves	$70,000	$250	2.3%

TOTAL EXPENSES	$1,307,557	$4,670	42.4%

NET OPERATING INCOME	$1,777,667	$6,349	57.6%

CAPITALIZATION RATE ANALYSIS
Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	Recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 6.2% to 7.3% with an average and median of 6.7% and 6.8%, respectively. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

	Bell Ridge	Walton At	Century	Century Ridge	Dunwoody
Property Name	(Century Ridge)	Columns Drive	Perimeter Park	(Post Ridge)	Station
Date of Sale	12/15/2010	9/24/2010	12/21/2009	7/23/2009	4/30/2009
Year Built	1998	1987	1998	1998	1989
Cap Rate	6.2%	6.3%	7.1%	6.5%	7.3%

The sale properties are all garden-style apartments like the subject property and situated in similar alternative locations in the metropolitan Atlanta area. The sale properties were built between 1987 and 1998. The subject property was constructed in 1981 and an extensive renovation was completed in 2009. As a result, the property’s effective age was substantially reduced.

Capitalization rates in the local and national markets have trended downward over the past few quarters. Based on the indicators exhibited by the most recent transactions, a rate in the range of approximately 6.0% to 7.0% would be considered reasonable for the subject property. Given the dated nature of Sales #3 — #5, a capitalization rate aligned with the low end of the market derived range would be applicable to the subject property.
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Investor Surveys	According to the PwC Real Estate Investor Survey, 4th Quarter 2010, rates for apartments reported by survey participants active in the market presently range as shown.
APARTMENT MARKET SURVEY

National Range	4.25% - 10.00%
Overall Capitalization Rate (Average)	6.51%
Southeast Regional Range	5.00% - 8.00%
Overall Capitalization Rate (Average)	6.68%

Source: PwC Real Estate Investor Survey, 4th Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. The first and second quarters of 2010 saw a moderate decline in overall capitalizations rates with more pronounced declines in the third and fourth quarters. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008, stabilize in late 2009/early 2010 and improve thereafter. The recent upturn in apartment market fundamentals and investor confidence has resulted in a growing number of transactions and reduction in overall capitalization rates within the past few quarters.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: PwC (Korpacz) Real Estate Investor Survey

According the Update of the Multifamily Industry — August 2010, published by RED Capital Group, the average going-in capitalization rate for the Atlanta market is 6.0%.

In addition to the above data, the Capital Markets Cap Rate Survey, published by CB Richard Ellis in August 2010 was reviewed by the appraisers. Said publication provides the following information on capitalization rates for the Atlanta apartment market.
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ATLANTA APARTMENT MARKET SURVEY

Asset Class	Cap Rate Range	Trend*

Class A	5.50% to 5.75%	Downward
Class B	6.75% to 7.50%	Downward
Class C	7.50% to 9.00%	Downward

Source: Capital Market Cap Rate Survey, CBRE, August 2010

* Compared to 2nd half 2009

According to the above survey data, capitalization rates for Class A assets are reported to be in the range of 5.50% to 5.75%. Capitalization rates for Class B assets are reported to be n the range of 6.75% to 7.50%. Due to the recent renovation, the appropriate capitalization rate for subject property should fall between 5.75% and 6.75%. This range is similar to the rates illustrated by recent sales in the local market.

Conclusion of OAR	The subject is a recently renovated, good quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 98% occupied as of March 8, 2011 according to the submitted rent roll.

An OAR ranging from 6.2% to 7.3% was suggested from a review of actual sales data. The PwC investor surveys indicate that the average rate for garden apartments in the national market is approximately 6.51% and the CBRE investor survey reports capitalization rates for a Class A/B 5.75% to 6.75%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate of 6.0% is concluded.

VALUE BY DIRECT CAPITALIZATION
Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $1,777,667 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value
$1,777,667	÷	6.0%	=	$29,627,783

Rounded				$29,600,000

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of March 8, 2011, is rounded to:

TWENTY-NINE MILLION SIX HUNDRED THOUSAND DOLLARS
($29,600,000)
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SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES
To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $80,729 to $117,512 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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PRESENTATION OF COMPARABLE SALES DATA

	1	2	3	4	5

Name	Bell Ridge	Walton At	Century	Century Ridge	Dunwoody
	(Century Ridge)	Columns Drive	Perimeter Park	(Post Ridge)	Station
Location	Windy Ridge Pky SE	River Heights	Peachtree Dunwoody Rd NE	Windy Ridge Pky SE	W Peachtree Dunwoody Rd NE
	Atlanta, GA	Marietta GA	Atlanta, GA	Atlanta, GA	Atlanta, GA
Grantor	Centennial Ridge, LLC	GE Credit Equities Inc	Monadnock Barringer Place, LLC	Post Properties Inc.	Post Apartment Homes, LP
Grantee	Bell Partners	River Heights Exchange LLC	Centennial Perimeter Park, LLC	Centennial Ridge, LLC	Dunwoody Station Apartments
Sales Price	$51,000,000	$31,000,000	$33,000,000	$44,800,000	$47,431,000
Sale Date	12/15/2010	9/24/2010	12/21/2009	7/23/2009	4/30/2009
Year Built	1998	1987	1998	1998	1989
No. of Units	434	384	298	434	530
Net Rentable Area (SF)	449,602	407,954	337,527	449,602	436,500
Avg. Unit Size (SF)	1,123	1,123	1,133	1,123	824
Occupancy	95%	92%	95%	90%	N/A
Price/SF	$113.43	$75.99	$97.77	$99.64	$108.66
Price/Unit	$117,512	$80,729	$110,738	$103,226	$89,492
Net Income	$3,166,472	$1,953,278	$2,357,808	$2,891,316	$3,438,748
NOI/SF	$7.04	$4.79	$6.99	$6.43	$7.88
NOI/Unit	$7,296	$5,087	$7,912	$6,662	$6,488
Cap Rate (OAR)	6.2%	6.3%	7.1%	6.5%	7.3%
EGIM	9.8	8.0	8.6	9.0	N/A
Expense Ratio (OER)	39%	50%	39%	42%	N/A
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COMPARABLE SALES MAP
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ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately After Sale
Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between September April 2009 and December 2010.

Market conditions began to deteriorate in approximately early- to mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. In response to weakness in the overall economy, economic vacancy levels at area apartments increased and the operating performance of many properties deteriorated. Capital became difficult to access, underwriting became much more conservative and investor sales activity diminished greatly which resulted in higher capitalization rates and lower values.

Beginning at approximately mid to late 2009, investor interest and investment sales activity in apartments began to increase and this trend accelerated in 2010. Also, within the last few months economic vacancy levels began to firm and the operating performance of area apartments began to improve. In response to these improvements in market fundamentals, capitalization rates began to contract and overall property values trend upward.

To account for the improvement in market fundamentals that began approximately 12 months ago and continues to occur, the most dated transactions are adjusted upward for changes in market conditions (time).

Location	As the subject, all of the comparables are located in northeast Atlanta in generally similar alternative areas. No material adjustment is warranted to any of the sales for location.
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Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are garden-style apartment complexes as the subject; however, Sales #1, #3 and #4 were each constructed in 1998. Sales #2 and #5 were built in 1987 and 1989. As noted, the subject was recently extensively renovated which substantially reduced the property’s effective age. Appropriated adjustments were made to each of the sale properties to account for their respective age and overall condition at the time of sale in comparison to the subject property.

Average Unit Size	The subject has an average unit size of 973 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	With it recent renovation, the subject offers an amenity package that is typical for a newer, suburban garden style apartment projects. Sales #2 and #5, which lacked many of the amenities typical found in new, larger complexes, were adjusted upward for this factor. No further adjustment was warranted to the remaining sales.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All of the sales were operating at stabilized occupancy and market rates. No adjustment was required for Economic Characteristics.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following chart.
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SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5

Name	Bell Ridge	Walton At	Century	Century Ridge	Dunwoody
	(Century Ridge)	Columns Drive	Perimeter Park	(Post Ridge)	Station
Sale Date	12/15/2010	9/24/2010	12/21/2009	7/23/2009	4/30/2009

Price per Unit	$117,512	$80,729	$110,738	$103,226	$89,492

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$117,512	$80,729	$110,738	$103,226	$89,492
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$117,512	$80,729	$110,738	$103,226	$89,492
Time	0.0%	5.0%	5.0%	10.0%	10.0%

Time Adjusted Price per Unit	$117,512	$84,765	$116,275	$113,549	$98,441

Location	0%	0%	0%	0%	0%
Age/Condition/Quality	0%	15%	0%	0%	15%
Average Unit Size	-5%	-5%	-5%	-5%	5%
Amenities	0%	5%	0%	0%	5%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	-5%	15%	-5%	-5%	20%

Adjusted Price per Unit	$111,636	$97,480	$110,461	$107,872	$118,129

VALUE CONCLUSION	After analysis and adjustments, a value range of $97,480 to $118,129 per unit is indicated. The mean and median adjusted prices are $109,116 and $110,461.

Consideration is given to the improvement taking place in overall market fundamentals and the recognition that the Sales Comparison Approach is based on trailing market indicators. To account for the improvement in market conditions that is taking place at this time, the most dated transactions were adjusted upward. A value in the range of approximately $100,000 to $110,000 per unit is deemed reasonable. The final value of the property via the Sales Comparison Approach is based on $105,000 per unit as follows.

Number of Units		Price per Unit		Indicated Value
280	x	$105,000	=	$29,400,000

Applying the value concluded above to the Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated OAR (capitalization rate) of 6.0% and EGIM of approximately 9.5. Considering the downward trend in capitalization rates, both of these indicators are within a reasonable variance outside the ranges exhibited by the sales transactions (with OARS ranging from 6.2% to 7.3% and EGIMs ranging from 8.0 to 9.8). These indicators suggest that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.
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Accordingly, the Market Value of the Fee Simple Interest in the subject property as of March 8, 2011, free and clear of financing, via the Sales Comparison Approach, is rounded to:

TWENTY-NINE MILLION FOUR HUNDRED THOUSAND DOLLARS
($29,400,000 )

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RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is March 8, 2011. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$29,600,000
Sales Comparison Approach	$29,400,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels, investor interest and sales activity has recently begun to improve. Our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach, although based no trialing economic indicators, is generally supportive of the value concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of March 8, 2011 is:

TWENTY-NINE MILLION SIX HUNDRED THOUSAND DOLLARS ($29,600,000)
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ADDENDA
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ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Typical Building Elevation
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SUBJECT PROPERTY PHOTOGRAPHS
Typical Building Elevation
Exterior view along parking area
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SUBJECT PROPERTY PHOTOGRAPHS
View Along Interior Drive
Garage Building
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SUBJECT PROPERTY PHOTOGRAPHS
Pool and Business Office
Main Entrance to Property
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SUBJECT PROPERTY PHOTOGRAPHS
Typical Kitchen
Typical Bath
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SUBJECT PROPERTY PHOTOGRAPHS
Interior view of clubroom
Interior of fitness room
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IMPROVED SALES PHOTOGRAPHS
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COMPARABLE SALES PHOTOS
Sale No. 1 - Bell Ridge (Century Ridge)
Sale No. 2 - Walton at Columns Drive
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COMPARABLE SALES PHOTOS
Sale No. 3 - Century Perimeter Park
Sale No. 4 - Century Ridge (Post Ridge)
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COMPARABLE SALES PHOTOS
Sale No. 5 - Dunwoody Station
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APPRAISER QUALIFICATIONS
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STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
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